UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  December 3, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                    JANUARY 15, 2009

              ROCHESTER APPOINTS MR. EDUARDO LUNA PRESIDENT AND CEO

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) is pleased to announce that Mr. Eduardo Luna has been appointed President and CEO of Rochester Resources Ltd. Dr. Alfredo Parra will assume the role of Chief Operating Officer and will remain a director of Rochester. This will allow Dr. Parra to focus primarily on the mining and milling operations at the Mina Real Property. The Company anticipates that the synergy between Dr. Parra and Mr. Luna will be very positive for the Company from both an operational and capital markets perspective.

"We are thrilled to have Eduardo join Rochester's management team," said Dr. Parra, "His extensive international experience in the mining industry and Mexican operations make him a true asset to the company as we move forward with our Mina Real project. On behalf of senior management and the board of directors, I'd like to welcome him to a key management role."

Mr. Luna has been a director of Rochester since August 2007 and is currently Chairman of Silver Wheaton and previously was President of Goldcorp's Mexican mining operations. Mr. Luna brings extensive business experience and knowledge of the mining industry and will help strengthen the development of management's corporate strategy and relationships with the capital markets.
Mr. Luna holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He has held various other executive positions such as Minera Autlan for seven years and Industrias Penoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. Mr. Luna serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0066
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
Chief Operating Officer                   Website: www.rochesterresourcesltd.com

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                                      -2-



ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution.

Rochester is well positioned to advance its projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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